

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2019

Lawrence D. McGovern
Executive Vice President and Chief Financial Officer
HERITAGE COMMERCE CORP
150 Almaden Boulevard
San Jose, California 95113

     Re: HERITAGE COMMERCE CORP
        Registration Statement on Form S-4
        Filed July 1, 2019
        File No. 333-232450

Dear Mr. McGovern :

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jessica Livingston at 202-551-3448 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Financial Services